SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              FOR THE MONTH OF JULY
                                      2003



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                Form 20-F x                             Form 40-F
                         ---                                     ---

               (Indicate by check mark whether the registrant by
           furnishing the information contained in this Form is also
         thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                      No x
                  ---                                     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

   FEMSA Reports Results for Second Quarter and First Half Of 2003

    MONTERREY, Mexico--July 28, 2003--Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD; FEMSA UB), the Leader in Latin Beverages, reported today its operational and financial results for the second quarter ended June 30, 2003.

    -- Consolidated total revenues reached Ps. 19.189 billion and consolidated operating income reached Ps. 3.328 billion during the second quarter.

    -- Coca-Cola FEMSA closed its acquisition of Panamco and successfully issued Ps. 10 billion of Peso-denominated long-term debt in two landmark offerings of Certificados
        Bursatiles, in effect improving its debt profile in terms of cost, tenor and currency denomination.

    -- FEMSA Cerveza's quarterly domestic beer sales volume increased by 6.2% year over year, with Sol continuing to grow at double-digit pace--more than any other brand in our portfolio.

    -- Oxxo continued its rapid expansion rate. 122 net new stores helped to boost quarterly net sales 28.7% over last year's second quarter, and operating margin expanded by 30 basis points, reaching 5.1% of net sales.

    Jose Antonio Fernandez, Chairman and CEO of FEMSA, commented, "We are entering a new phase in the history of FEMSA, realizing that along with great potential, come responsibility and significant challenges. Since formally acquiring the Panamco operations in early May, and having had the benefit of performing our diagnostic analyses with the cooperation of Panamco management since the beginning of the year, we are moving very fast. We are addressing the most pressing needs of every one of our new markets, with a great focus on our new Mexican franchises and the significant potential for synergies that these represent." Mr. Fernandez continued, "We are comfortable with the new structure of our balance sheet. Nevertheless, every level of our organization understands that in the years ahead we must be very disciplined in our finances and capital allocation, and more productive than ever in our operations. I have every confidence that we will."

       UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED
   JUNE 30, 2003 COMPARED TO THE SECOND QUARTER ENDED JUNE 30, 2002

    Notice

    On May 6, 2003 Coca-Cola FEMSA completed the acquisition of Panamerican Beverages, Inc. ("Panamco"). For more information regarding this acquisition, please consult the relevant filings found in the websites of the Mexican Bolsa and the Securities and Exchange Commission.
    Upon completion of this acquisition, Coca-Cola FEMSA became FEMSA's largest subsidiary in terms of total revenue and operating income. As of May 2003 operating results for Coca-Cola FEMSA and for FEMSA Consolidated for the second quarter of 2003 include the operation of newly acquired bottling territories, which is not reflected in the operating results shown for the second quarter of 2002. The quarterly results for Coca-Cola FEMSA and FEMSA Consolidated will not be fully comparable with those of previous periods until the third quarter of 2004.

    FEMSA Consolidated

    Total Revenues

    During the second quarter of 2003, our consolidated total revenues increased by 36.0% to Ps. 19.189 billion, as a result of revenue growth in every one of our main subholding companies. The majority of the incremental revenue for the second quarter relates to Coca-Cola FEMSA's new revenue sources, which renders it incomparable with the second quarter of 2002. FEMSA Comercio posted strong revenue growth of 28.7%, due to its rapid expansion of selling space and to recovering traffic indicators. FEMSA Cerveza boosted its domestic sales volume to achieve revenue growth of 2.8% in the quarter. For its part, FEMSA Empaques recorded revenue growth of 6.6%, reflecting healthy demand for beverage cans and favorable currency conversion conditions. For the first six months of the year, consolidated total revenues reached Ps. 31.723 billion. In this period, including only two months of operation in Coca-Cola FEMSA's new territories, approximately 40% of our total revenues came from Coca-Cola FEMSA, 31% from FEMSA Cerveza, 24% from FEMSA Comercio and 5% from FEMSA Empaques and others.

    Income from Operations

    During the second quarter of 2003, our consolidated income from operations after participation in the results of affiliated companies increased by 17.0% to Ps. 3.328 billion, and our consolidated operating margin was 17.3% of consolidated total revenues. The resulting margin contraction of 290 basis points results mainly from the incorporation of Coca-Cola FEMSA's new bottling territories, which currently have a lower level of profitability than Coca-Cola FEMSA's traditional territories. FEMSA Cerveza and FEMSA Empaques also recorded operating margin contractions, mainly reflecting increases in their respective selling expenses. For the first six months of the year, consolidated operating income reached Ps. 5.035 billion. In this period, including only two months of operation in Coca-Cola FEMSA's new territories, approximately 54% of our operating income came from Coca-Cola FEMSA, 34% from FEMSA Cerveza, 6% from FEMSA Comercio and 6% from FEMSA Empaques and others.

    Integral Cost of Financing and Taxes

    Net Interest Expense. Consolidated net interest expense during the second quarter of 2003 amounted to Ps. 446 million. This figure is mainly a result of the interest expense derived from new debt issued by Coca-Cola FEMSA in order to finance the acquisition of new bottling territories, only partially compensated by interest income derived from higher peso cash holdings. For the first six months of the year, consolidated net interest expense reached Ps. 590 million.
    Foreign Exchange. For the second quarter of 2003, we recorded a consolidated foreign exchange loss of Ps. 773 million. This amount is a result of exchange rate volatility during the quarter and large foreign exchange transactions entered into in relationship with the Panamco acquisition. Specifically, the factors affecting Coca-Cola FEMSA's foreign exchange loss were (i) the appreciation of the Mexican peso against the U.S dollar applied towards our daily U.S. dollars cash balances from March 31, 2003 to the date of acquisition (the foreign exchange rate at closing was Ps. 10.188 per U.S. Dollar); and
(ii) the devaluation of the Mexican Peso versus the U.S. dollar applied to the U.S. dollar-denominated acquisition financing from the closing of the transaction to the end of the second quarter of 2003. For the first six months of the year, consolidated foreign exchange loss amounted to Ps. 929 million.
    Monetary Position. For the second quarter of 2003, the gain on monetary position amounted to Ps. 37 million, primarily reflecting a mild inflation in Mexico during the period. For the first six months of the year, gain on monetary position amounted to Ps. 25 million.
    Other expenses. Other expenses amounted to Ps. 430 million for the second quarter and Ps. 586 million for the first half of 2003. The charge for the second quarter primarily relates to the write-off of equipment at FEMSA Cerveza as replacements with newer technology equipment are being implemented company-wide, as well as severance payments across our subholding companies.
    Taxes. For the second quarter of 2003, we recognized consolidated income tax, tax on assets and employee profit sharing expense ("taxes") of Ps. 636 million. The effective tax rate for the quarter was 37.1%.

    Net Income

    During the second quarter of 2003, our consolidated net income amounted to Ps. 1.080 billion. For the first six months of 2003, the consolidated net income reached Ps. 1.738 billion.

    Consolidated Net Majority Income

    Consolidated net majority income amounted to Ps. 721 million for the second quarter of 2003 and to Ps. 1.122 billion for the first six months of 2003. Net majority income per FEMSA Unit was Ps. 0.681 for the second quarter of 2003 and of Ps. 1.059 for the first six months of 2003.

    Coca-Cola FEMSA

    Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release which is attached to this press release.

    FEMSA Cerveza

    For the second quarter of 2003, FEMSA Cerveza's total revenues reached Ps. 5.836 billion, a 2.8% increase compared to the same period last year, as a result of healthy total volume growth of 5.1% combined with a decline of 1.8% in total real revenue per hectoliter. In the quarter, FEMSA Cerveza advanced in the implementation of its strategic initiatives, successfully testing the integrated systems that support the sales organization in some of its markets. Domestic sales volume grew by 6.2% to 6.120 million hectoliters, following a strong recovery in demand particularly during April and May. We believe that the surge in demand during the quarter was driven by a combination of the following factors: (i) absence of a price increase during the first six months of 2003, (ii) a favorable calendar effect as Easter vacations occurred in April as opposed to March 2002 and (iii) particularly warm weather during April and May. Real average domestic revenue per hectoliter declined by 2.8% during the quarter. Export sales volume decreased by 4.5%, as exports to the United States declined due to weakness in the import segment. Nevertheless, export revenues continued to benefit from the currency devaluation relative to the previous year, posting an 8.2% increase in average revenue per hectoliter in real peso terms.
    During the second quarter of 2003, FEMSA Cerveza's gross profit increased by 3.6% compared to the second quarter of 2002. Cost of sales displayed a moderate increase in dollar-denominated variable costs that was partially compensated by a reduction in fixed and shipping costs per hectoliter, and resulted in a reduction of 60 basis points in the cost of sales as a percentage of net sales. The gross margin expanded by 20 basis points to 58.3% of net sales. Administrative expenses increased by 0.6% to Ps. 565 million and selling expenses increased by 11.1% to Ps. 1.608 billion during the period. The increase of selling expenses above the growth rate in sales, is mainly attributable to a larger provision for uncollectible accounts, higher market research expenses and other expenses related to the third party distributors acquired throughout the year. As a result, FEMSA Cerveza's income from operations, before deduction of management fees, decreased by 5.8% to Ps. 1.215 billion compared to the second quarter of 2002, which yielded an operating margin before deduction of management fees of 20.8%, 190 basis points below that of the second quarter of 2002.
    For the first six months of 2003, FEMSA Cerveza posted revenue growth of 0.4% to Ps. 10.375 billion, while income from operations declined by 4.8% to Ps. 1.734 billion, for a six-month operating margin of 16.7%.

    FEMSA Comercio

    During the second quarter of 2003, FEMSA Comercio added 122 new stores to the Oxxo convenience store chain, compared to 55 stores in the same period of 2002. FEMSA Comercio's total revenues increased by 28.7% to Ps. 4.186 billion, mainly as a result of the increase in the number of stores, which this quarter includes 521 more Oxxo stores than the comparable period of 2002. Average sales per store for the total store universe increased by 1.0% in the quarter, reflecting to a certain extent Oxxo's successful marketing strategies and the incremental traffic generated by well-located new stores. Sales in comparative mature stores increased by 2.8% in the quarter, resulting from the following main factors: (i) a favorable calendar effect as Easter vacation occurred in April as opposed to March in 2002, (ii) successful promotions implemented during May, (iii) a gradual recovery of sales in stores located in the northern border towns, and (iv) particularly warm weather during April and May. Successful category management is fostering enhanced relationships with suppliers, which is reflected in the improvement of FEMSA Comercio's gross margin. Operating expenses as a percentage to total revenues increased by 30 basis points, mostly related to an increase in electricity costs as well as maintenance and site enhancements in many older stores. Operating income before management fees grew 38.5%, which translated to an operating margin growth of 30 basis points to 5.1% of total revenues for the quarter.
    Accumulated results for the first six months of 2003 show FEMSA Comercio with revenue growth of 25.0% to Ps. 7.590 billion, driving growth in income from operations of 24.6% to Ps. 322 million, resulting in an operating margin of 4.2%.

    FEMSA Empaques

    For the second quarter of 2003, FEMSA Empaques recorded total revenue growth of 6.6% to Ps. 1.870 billion, driven by a remarkable performance of its beverage can operation, Famosa, which posted 10.1% growth in sales volume, as a result of higher can sales to FEMSA Cerveza, Coca-Cola FEMSA and export clients. In addition, dollar-denominated revenues (such as beverage cans) benefited from the devaluation of the peso against the dollar year-on-year. Glass bottles recorded sales volume growth of 0.8% due to an increase in purchases from FEMSA Cerveza, which compensated the continued trend of reducing sales to third parties. In spite of the revenue growth, gross margin contracted by 140 basis points to 24.1% of net sales, mainly due to a charge related to the depreciation of two of our three glass bottle furnaces, since the useful life of these furnaces was adjusted to more closely reflect actual conditions and newer technology. Operating expenses increased by 8.3%, mainly reflecting higher shipping expenses related to the can export business. Operating income before management fees decreased by 2.8%, representing an operating margin contraction of 150 basis points to 15.5% of total revenues for the second quarter.
    For the first half of 2003, FEMSA Empaques posted growth in total revenue of 6.8% to Ps. 3.410 billion and growth in income from operations of 8.5% to Ps. 499 million, for a six-month operating margin of 14.6%.

    Capital Expenditures

    As detailed in FEMSA's 2002 Form 20-F recently filed with the Securities and Exchange Commission, we expect our consolidated capital expenditures for the year 2003 to reach Ps. 11.1 billion. This represents a measurable increase from that of previous years, and is the result of simultaneous, mostly non-recurrent projects being carried out at our different subsidiaries. At Coca-Cola FEMSA, significant investments are being made related to the new territories and the upgrade of our asset base; at FEMSA Cerveza, a significant portion of the incremental capital expenditure is being assigned to the project of fully aligning its primary distribution network, which includes the acquisition and/or franchising of third party distributorships; at FEMSA Comercio, the rapid expansion in selling space together with the acquisition of selected choice sites has required increased investment levels, and finally, at FEMSA Empaques, there has been an overhaul of one of its three glass furnaces, which occurs approximately every five years.
    We must stress the fact that all capital expenditures are approved only after very thorough analysis, not only from a strategic viewpoint but also from an EVA(R) perspective. In every case, these investments are consistent with the strategic long-term plans of our company and represent, in our view, the best alternatives to employ our capital and to continue to generate returns for our shareholders.

    CONFERENCE CALL INFORMATION

    Our Second Quarter 2003 Conference Call will be held on: Monday, July 28, 2003, 1:00 P.M. Eastern Time (12:00 noon Mexico City Time). To participate in the conference call, please dial: Domestic U.S.:
1-800-915-4836, International: 973-317-5319. This Conference Call will also be transmitted through live webcast at http://ir.femsa.com/
    If you are unable to participate live, an instant replay of the conference call will be available through August 4, 2003. To listen to the replay please dial: Domestic U.S.: 1-800-428-6051; International:
973 709-2089, Passcode: 301313.

    Set forth in this press release is certain unaudited financial information for FEMSA for the second quarter ended June 30, 2003, compared to the second quarter ended June 30, 2002. We are a holding company whose principal activities are grouped under the following subholding companies (the "Subholding Companies") and carried out by their respective operating subsidiaries: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging materials; and FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores.
    FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of June 30, 2003 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of June 30, 2003 divided by 5.
    All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of June 30, 2003 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms. The restatement was determined as follows:

    -- For the results of the Mexican operations, using factors derived from the Mexican National Consumer Price Index ("NCPI"). To restate June 2002 pesos to June 2003 pesos, we applied an inflation factor of 1.0427 and to restate March 2003 pesos to June 2003 pesos, we applied a 0.9993 inflation factor.

    -- For the results of the Buenos Aires operations, using factors derived from the Argentine National Consumer Price Index. To restate June 2002 to June 2003 Argentine Pesos, we applied an inflation factor of 1.0976 and to restate March 2003 Argentine Pesos to June 2003 Argentine Pesos we applied a 0.9970 inflation factor; to convert constant Argentine Pesos into Pesos, we used the June 30, 2003 exchange rate of Ps. 3.73 per Argentine Peso.

    FORWARD LOOKING STATEMENTS

    This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

    IMPORTANT NOTICES:

    We invite you to register in our Investor Relations Site located at http://ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service.
    Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.

  Four pages of tables and Coca-Cola FEMSA's press release to follow

 ===============================================================================

                          CONSOLIDATED INCOME STATEMENT
             For the second quarter and for the first semester of,:

              (Expressed in Millions of Pesos as of June 30, 2003)


                           For the II quarter of: For the I Semester of:
                           ----------------------------------------------
                              2003   2002     %Var   2003   2002     %Var
     --------------------------------------------------------------------
       Net sales            19,125 14,057    36.1  31,596 25,983    21.6
       Other operating
        revenues                64     52    23.1     127     92    38.0
     --------------------------------------------------------------------
     Total revenues         19,189 14,109    36.0  31,723 26,075    21.7
     Cost of sales           9,845  6,902    42.6  16,448 13,046    26.1
     --------------------------------------------------------------------
     Gross profit            9,344  7,207    29.7  15,275 13,029    17.2
     --------------------------------------------------------------------
       Administrative
        expenses             1,375  1,183    16.2   2,518  2,338     7.7
       Selling expenses      4,643  3,209    44.7   7,702  6,225    23.7
     --------------------------------------------------------------------
     Operating expenses      6,018  4,392    37.0  10,220  8,563    19.4
     Participation in
      affiliated companies       2     29   (93.1)    (20)     9     N.S.
     --------------------------------------------------------------------
     Income from operations  3,328  2,844    17.0   5,035  4,475    12.5
     --------------------------------------------------------------------
           Interest expense   (586)  (226)    N.S.   (916)  (422)    N.S.
           Interest income     140     93    50.5     326    205    59.0
     --------------------------------------------------------------------
       Interest expense,
        net                   (446)  (133)    N.S.   (590)  (217)    N.S.
       Foreign exchange
        (loss) gain           (773)  (381)    N.S.   (929)  (141)    N.S.
       Gain (loss) on
        monetary position       37    286   (87.1)     25    474   (94.7)
     --------------------------------------------------------------------
     Integral result of
      financing             (1,182)  (228)    N.S. (1,494)   116     N.S.
     Other (expenses)
      income                  (430)  (160)    N.S.   (542)  (241)    N.S.
     --------------------------------------------------------------------
     Income before taxes     1,716  2,456   (30.1)  2,999  4,350   (31.1)
     Taxes                    (636)(1,044)  (39.1) (1,261)(1,800)  (29.9)
     --------------------------------------------------------------------
     Net Income              1,080  1,412   (23.5)  1,738  2,550   (31.8)
     --------------------------------------------------------------------
     Net majority income       721    843   (14.5)  1,122  1,535   (26.9)
     Net minority income       359    569   (36.9)    616  1,015   (39.3)
     --------------------------------------------------------------------


                              % Total Revenues       % Total Revenues
                           ----------------------------------------------
                              2003   2002 Var P.P.   2003   2002 Var P.P.
     --------------------------------------------------------------------
       Net sales              99.7   99.6     0.1    99.6   99.6       -
       Other operating
        revenues               0.3    0.4    (0.1)    0.4    0.4       -
     --------------------------------------------------------------------
     Total revenues          100.0  100.0       -   100.0  100.0       -
     Cost of sales(1)         51.5   49.1     2.4    52.1   50.2     1.9
     --------------------------------------------------------------------
     Gross profit(1)          48.9   51.3    (2.4)   48.3   50.1    (1.8)
     --------------------------------------------------------------------
       Administrative
        expenses               7.2    8.4    (1.2)    7.9    9.0    (1.1)
       Selling expenses       24.2   22.7     1.5    24.3   23.9     0.4
     --------------------------------------------------------------------
     Operating expenses       31.4   31.1     0.3    32.2   32.8    (0.6)
     Participation in
      affiliated companies       -    0.2    (0.2)   (0.1)     -    (0.1)
     --------------------------------------------------------------------
     Income from operations   17.3   20.2    (2.9)   15.9   17.2    (1.3)
     --------------------------------------------------------------------
     (1) % to Net sales


                           CONSOLIDATED BALANCE SHEET
                                As of June 30, :

              (Expressed in Millions of Pesos as of June 30, 2003)


ASSETS                            2003    2002     % Var
--------------------------------------------------------
Cash and cash
 equivalents                     7,632   7,644     (0.2)
Accounts
 receivable                      4,316   3,228     33.7
Inventories                      6,563   4,737     38.5
Prepaid expenses                 2,155   1,109     94.3
--------------------------------------------------------
Total Current
 Assets                         20,666  16,718     23.6
Property, plant and equipment,
 net                            39,247  29,240     34.2
Deferred charges and other
 assets                          9,396   5,713     64.5
Bottling and distribution
 rights(2)                      31,226     818  3,717.4
--------------------------------------------------------
TOTAL ASSETS                   100,535  52,489     91.5
--------------------------------------------------------

LIABILITIES & STOCKHOLDERS'
 EQUITY
--------------------------------------------------------
Bank loans                       3,091   1,675     84.5
Current maturities long term
 debt                            3,804     776    390.2
Interest payable                   231     135     71.1
Operating
 liabilities                    11,025   6,441     71.2
--------------------------------------------------------
Total Current
 Liabilities                    18,151   9,027    101.1
Bank loans                      32,871   6,690    391.3
Deferred income taxes            4,995   4,052     23.3
Other liabilities                3,460   1,449    138.8
--------------------------------------------------------
Total Liabilities               59,477  21,218    180.3
Total Stockholders'
 equity                         41,056  31,271     31.3
--------------------------------------------------------
LIABILITIES & STOCKHOLDERS'
 EQUITY                        100,533  52,489     91.5
--------------------------------------------------------

FINANCIAL RATIOS                               Var. p.p.
--------------------------------------------------------
Liquidity                         1.14    1.85    (0.71)
Interest
 coverage(3)                     12.51   30.07   (17.56)
Leverage                          1.45    0.68     0.77
Capitalization                   51.16%  23.60%   27.56
--------------------------------------------------------

                  For the II quarter of: For the I Semester of:
                  --------------------------------------
OTHER CONSOLIDATED
INFORMATION              2003     2002    2003     2002
--------------------------------------------------------
Depreciation            635.7    546.6 1,126.5  1,047.5
Other non-cash
 charges                685.4    463.8 1,219.6  1,003.1
Capex                 1,342.2  1,379.8 2,922.0  2,287.9
Net Debt (MM
 dollars)                              3,077.8    149.9
--------------------------------------------------------
(2) Includes the intangible assets generated by Panamco acquisition.
(3) Income from operations + depreciation + other non-cash charges / interest expense, net

                             Results from operations
                           For the second quarter of:
              (Expressed in Millions of Pesos as of June 30, 2003)



                                    FEMSA                 Coca-Cola                FEMSA                  FEMSA
                                   Cerveza                  FEMSA                 Comercio               Empaques
                           ------------------------ ---------------------- ---------------------- ----------------------
                               2003     2002 % Var      2003    2002 % Var    2003    2002 % Var     2003    2002 % Var
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Net sales                   5,806.5  5,625.8   3.2   8,719.6 4,755.3 83.4  4,185.6 3,252.0  28.7  1,864.1 1,748.4   6.6
Other revenues                 29.6     51.3 (42.3)     59.3    25.0  N.S.                            5.4     4.8  12.7
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Total revenues              5,836.1  5,677.1   2.8   8,778.9 4,780.3 83.6  4,185.6 3,252.0  28.7  1,869.5 1,753.2   6.6
Cost of good sold           2,450.6  2,408.1   1.8   4,408.3 2,175.3  N.S. 3,088.6 2,419.9  27.6  1,419.3 1,307.0   8.6
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Gross margin                3,385.5  3,269.0   3.6   4,370.6 2,605.0 67.8  1,097.0   832.1  31.8    450.2   446.2   0.9
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Administrative expenses       564.7    561.6   0.6     537.2   372.5 44.2     68.1    58.4  16.4     46.2    44.1   4.6
Sales expenses              1,607.8  1,446.7  11.1   2,091.2 1,006.3  N.S.   814.6   618.9  31.6    114.4   104.1   9.9
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Operating expenses          2,172.5  2,008.3   8.2   2,628.4 1,378.8 90.6    882.7   677.3  30.3    160.6   148.2   8.3
Participation in
 affiliated companies           1.5     28.8 (94.8)
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Income from operations
 before
  management fee            1,214.5  1,289.5  (5.8)  1,742.2 1,226.2 42.1    214.3   154.8  38.5    289.6   298.0  (2.8)
Management fee                102.5     99.6   2.9                            18.7    24.9 (25.0)    27.5    25.1   9.4
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Income from operations      1,112.0  1,189.9  (6.5)  1,742.2 1,226.2 42.1    195.6   129.8  50.6    262.1   272.9  (3.9)
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------

% to Total Revenues
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Income from operations
 before
  management fee               20.8     22.7  (1.9)     19.8    25.7 (5.9)     5.1     4.8   0.3     15.5    17.0  (1.5)
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------


OTHER INFORMATION
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Depreciation                  276.9    269.3   2.8     236.9   160.1 48.0     31.2    21.4  45.9     64.7    57.2  13.2
Other non-cash charges        433.9    287.0  51.2     201.9   126.0 60.2     30.1    24.5  22.7     15.5    20.3 (24.0)
Capex                         592.3    882.3 (32.9)    431.0   289.4 48.9    254.9   179.3  42.1     49.2    38.0  29.5
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------



                             Results from operations
                           For the first semester of:
              (Expressed in Millions of Pesos as of June 30, 2003)



                                    FEMSA                 Coca-Cola                FEMSA                  FEMSA
                                   Cerveza                  FEMSA                 Comercio               Empaques
                           ------------------------ ---------------------- ---------------------- ----------------------
                               2003     2002 % Var      2003    2002 % Var    2003    2002 % Var     2003    2002 % Var
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Net sales                  10,310.5 10,250.4   0.6  12,829.5 8,842.3 45.1  7,590.3 6,072.2  25.0  3,398.7 3,183.3   6.8
Other revenues                 64.6     78.5 (17.7)    109.0    65.3 66.9                            11.2     8.6  29.2
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Total revenues             10,375.1 10,328.9   0.4  12,938.5 8,907.6 45.3  7,590.3 6,072.2  25.0  3,409.8 3,191.9   6.8
Cost of good sold           4,492.2  4,492.1   0.0   6,410.9 4,104.4 56.2  5,608.0 4,521.4  24.0  2,605.6 2,453.4   6.2
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Gross margin                5,882.9  5,836.8   0.8   6,527.6 4,803.2 35.9  1,982.2 1,550.8  27.8    804.3   738.5   8.9
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Administrative expenses     1,129.7  1,129.7   0.0     865.9   719.2 20.4    128.0   112.9  13.4     90.2    88.4   2.0
Sales expenses              2,998.6  2,893.7   3.6   2,924.9 1,912.2 53.0  1,532.3 1,179.6  29.9    215.1   190.3  13.0
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Operating expenses          4,128.3  4,023.4   2.6   3,790.8 2,631.4 44.1  1,660.4 1,292.5  28.5    305.2   278.7   9.5
Participation in
 affiliated companies         (20.3)     8.7   N.S.
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Income from operations
 before
  management fee            1,734.3  1,822.1  (4.8)  2,736.8 2,171.8 26.0    321.9   258.2  24.6    499.0   459.8   8.5
Management fee                205.5    200.3   2.6                            34.4    43.9 (21.7)    52.5    47.7  10.2
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Income from operations      1,528.8  1,621.8  (5.7)  2,736.8 2,171.8 26.0    287.5   214.3  34.1    446.5   412.2   8.3
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------

% to Total Revenues
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Income from operations
 before
  management fee               16.7     17.6  (0.9)     21.2    24.4 (3.2)     4.2     4.3  (0.1)    14.6    14.4   0.2
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------


OTHER INFORMATION
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------
Depreciation                  564.2    560.2   0.7     356.4   305.3 16.7     60.7    43.5  39.7    125.6   117.9   6.5
Other non-cash charges        805.5    666.8  20.8     294.1   233.5 26.0     61.8    48.0  28.7     32.3    31.4   3.1
Capex                       1,427.5  1,533.0  (6.9)    779.8   521.5 49.5    456.5   230.4  98.1    248.6    64.7   N.S.
Net debt (million dollars)    330.8    229.2  44.3   2,479.0  (153.6) N.S.    69.7    41.2  69.2    190.8   127.2  50.0
-------------------------- ------------------------ ---------------------- ---------------------- ----------------------

                                 OPERATING DATA
             For the second quarter and for the first semester of:


FEMSA Cerveza
---------------------------------
Sales Volumes

(Thousand hectoliters)   For the II quarter of:   For the I Semester of:
                         ---------------------------------------------
                            2003    2002  %Var    2003     2002   %Var
----------------------------------------------------------------------
Domestic                 6,120.4 5,764.4  6.2 10,961.0 10,694.0   2.5
Exports                    598.4   626.4 (4.5)   959.8    994.7  (3.5)
----------------------------------------------------------------------
Total Volume             6,718.8 6,390.8  5.1 11,920.8 11,688.7   2.0
----------------------------------------------------------------------

Presentation Mix
 (%)                      For the II quarter of:  For the I Semester of:
                         ---------------------------------------------
                                          Var                     Var
                            2003    2002  p.p.    2003     2002   p.p.
----------------------------------------------------------------------
Returnable                  68.0    69.0 (1.0)    68.6     69.9  (1.3)
Non Returnable               8.8     8.0  0.8      8.5      7.7   0.8
Cans                        23.2    23.0  0.2     22.9     22.4   0.5
----------------------------------------------------------------------
Total volume               100.0   100.0    -    100.0    100.0     -
----------------------------------------------------------------------

----------------------------------------------------------------------
Exports         Million
 revenues:       Ps.       429.4   415.6  3.3    689.1    653.2   5.5
                US
                 Millions   41.5    41.1  1.0     65.2     65.8  (0.9)
======================================================================


FEMSA Empaques
----------------
Total Sales Volume
(Millions of
 pieces)                 For the II quarter of:   For the I Semester of:
                         ---------------------------------------------
                            2003    2002  %Var    2003     2002   %Var
----------------------------------------------------------------------
Cans                       877.6   797.4 10.1  1,614.9  1,406.0  14.9
Crown Caps               3,838.7 3,828.4  0.3  6,954.2  7,148.1  (2.7)
Glass Bottle               278.6   276.4  0.8    488.4    507.5  (3.8)
----------------------------------------------------------------------
Export volumes: Cans       145.1    96.1 51.0    294.0    127.2 131.1
                Crown
                 Caps    2,116.0 2,081.2  1.7  3,843.5  3,911.6  (1.7)
----------------------------------------------------------------------
Exports         Million
 revenues:       Ps.       216.0   180.4 19.7    418.1    306.7  36.3
                US
                 Millions   20.9    17.9 16.8     39.3     31.0  26.8
======================================================================

Percentage of sales revenue by
 client category:

                          For the II quarter of:  For the I Semester of:
                         ---------------------------------------------
                                          Var                     Var
                            2003    2002  p.p.    2003     2002   p.p.
----------------------------------------------------------------------
Intercompany sales          60.5    61.8 (1.3)    59.3     60.9  (1.6)
----------------------------------------------------------------------
    FEMSA
     Cerveza                41.8    44.2 (2.4)    40.0     44.3  (4.3)
    Coca-Cola
     FEMSA                  18.7    17.6  1.1     19.3     16.6   2.7
----------------------------------------------------------------------
Third-party
 sales                      39.5    38.2  1.3     40.7     39.1   1.6
----------------------------------------------------------------------
    Domestic                28.0    30.0 (2.0)    28.8     30.7  (1.9)
    Export                  11.5     8.2  3.3     11.9      8.4   3.5
----------------------------------------------------------------------
Total                      100.0   100.0    -    100.0    100.0     -
======================================================================

Coca-Cola FEMSA
---------------------------
Sales Volumes

(Millions of Unit Cases)   For the II quarter of:  For the I Semester of:
                           -------------------------------------------
                               2003      2002   %Var 2003  2002   %Var
----------------------------------------------------------------------
Mexico                        273.1     266.4   2.5 501.4 485.4   3.3
Central America                26.3      24.8   6.0  50.6  48.2   5.0
Colombia                       40.7      42.3  (3.8) 84.7  88.3  (4.1)
Venezuela                      37.7      39.5  (4.6) 65.9  80.4 (18.0)
Brazil                         56.8      71.5 (20.6)127.7 150.2 (15.0)
Argentina                      26.9      23.3  15.5  58.3  52.8  10.4
----------------------------------------------------------------------
Total KOF                     461.5     467.8  (1.3)888.6 905.3  (1.8)
======================================================================
(1) Includes 2 months of operation


FEMSA Comercio
--------------------------
                           For the II quarter of:  For the I Semester of:
                           -------------------------------------------
                             2003     2002     %Var 2003  2002   %Var
----------------------------------------------------------------------
Total stores                                        2,399 1,878  27.7
New stores                      122        55 121.8   183    99  84.8
Comparative same stores:
 (2)
   Average monthly sales
     (Ths. Ps.) (3)           597.7     581.5   2.8 558.6 553.8   0.9
   Average Traffic             25.1      24.8   1.1  23.6  23.4   0.6
   Average Ticket              23.8      23.4   1.6  23.7  23.6   0.3
======================================================================

(2) Calculated by comparing average sales per store of those sites with more than 18 months of operation
(3)  Based on comparative same stores in each period

    July 28, 2003


PRESS RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-555) 081-5120 / 5121 / 5148
afernandeze@kof.com.mx  / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx
--------------------------------------------------------------


     COCA-COLA FEMSA announces second quarter and first half of 2003 results

                               SECOND-QUARTER 2003
                               -------------------

    -- Consolidated unit case volume reached 461.7 Million Unit Cases ("MUC")(1) during the second quarter of 2003.

    -- Consolidated revenues reached Ps.8,778.9 million and consolidated operating income totaled Ps.1,742.2 million during the second quarter of 2003, reaching a consolidated operating margin of 19.8%.

    Mexico City (July 28, 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE:
KOF; BMV: KOFL) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler in the world, announced today its consolidated results for the second quarter and the first half of 2003.
    "Our company is going through a significant transformation. I feel very pleased with the smooth and rapid integration process that we are implementing. We have found significant opportunities and a strong pool of management talent that will let us enhance the top line and streamline operating facilities in all of our territories.
    "We believe that our experience managing the pricing architecture of our products developing packaging presentations by consumption occasion and distribution channel will help us increase the profitability of our territories. We intend to develop the best portfolio of products and packaging presentation with the right pricing architecture in every country, to leverage the strong brand equity of brand Coca-Cola. In every single country where we currently operate, brand Coca-Cola commands a wide preference among consumers.
    "We have initiated a cross fertilization process of management putting in practice the strong drive of the Coca-Cola FEMSA culture and implementing the appropriate mechanisms to reward accountability and performance among the strong pool of management talent that we selected to run our new territories. We are just at the beginning and we believe that we are on the right track," stated Carlos Salazar, Chief Executive Officer of the Company.
-----------------------
(1)The unit case is equal to 24 eight-ounce servings.

    We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. Panamerican Beverages, Inc. ("Panamco") had historically prepared its financial statements in accordance with U.S. GAAP and presented the information in U.S. dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP and presented the information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco results will not be included in our financial statements for periods prior to May 2003.
    Financial information, both on a consolidated basis and by country, includes three and six months results of the original Coca-Cola FEMSA territories (Valley of Mexico, Southeast of Mexico and Buenos Aires) and only two months of our new territories acquired from Panamco. Coca-Cola FEMSA's financial information will not be comparable with previous quarters until the third quarter of 2004, and on a yearly basis, until the end of 2005.
    However, volume performance figures for the second quarter of 2003 are comparable for previous periods, as presented in a separated section in this press release.

    CONSOLIDATED RESULTS

    During the second quarter of 2003, our consolidated volume totaled
461.7 MUC. Consolidated operating income reached Ps.1,742.2 million during the second quarter of 2003.
    The integral cost of financing loss totaled Ps.1,218.9 million during the second quarter of 2003, reflecting the new financial position after the acquisition, and being the combined effect of:

    (i) accrued interest expenses related to the existing debt and acquisition financing assumed in connection with the Panamco transaction;

    (ii) a foreign exchange loss generated mainly by (i) the appreciation of the Mexican peso against the U.S dollar applied towards our U.S. dollars cash balances from March 31, 2003 to the acquisition date of Panamco (the foreign exchange rate at closing was Ps.10.188 per U.S. dollar); and (ii) the devaluation of the Mexican peso versus the U.S. dollar applied to the U.S. dollar-denominated acquisition financing from the closing of the transaction to the end of the second quarter of 2003; and

    (iii) the consolidated monetary position gain, as a result of inflation adjustments applied to the consolidated net monetary position of our operations.

    The income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 24.7% in the second quarter of 2003, reflecting deduction for tax purposes of fees and expenses related to the Panamco acquisition, which were capitalized as part of the acquisition cost for financial purposes.
    Consolidated net income was Ps.360.8 million in the second quarter of 2003, resulting in earnings per share ("EPS") of Ps.0.213(U.S.$0.204 per ADR) computed under the basis of 1,692.9 million compounded average shares outstanding. Number of shares differs from the total number of shares used for the six months computation.

    BALANCE SHEET

    On June 30, 2003, Coca-Cola FEMSA recorded a cash balance of
Ps.3,699 million (U.S. $354.4 million) and total short and long-term bank debt of Ps.29,612.0 million (U.S.$2,836.1 million).

    OPERATING RESULTS BY TERRITORY
    ------------------------------

    MEXICAN OPERATING RESULTS

    Revenues

    Revenues in the Mexican territories reached Ps.6,298.3 million for the second quarter of 2003 resulting in an average price per unit case of Ps.27.16 (U.S.$2.60). Excluding Ciel water volumes in five, nineteen and twenty liter packaging presentations, average price per unit case was Ps.30.3 (U.S. $2.90).

    Income from Operations

    Gross profit totaled Ps.3,362.0, reaching a 53.4% margin as percentage of total revenues for the second-quarter 2003. During the quarter, the company closed one plant and experienced higher sugar prices. Packaging costs were higher than last year and were impacted by the devaluation of the Mexican peso against the U.S. dollar year over year.
    During the quarter the Company closed fifteen distribution facilities in our new territories, and implemented a headcount reduction driven by the closing of the former Panamco headquarter offices in Miami and Mexico City. Operating profit totaled Ps.1,611.0 million, reaching a 25.6% margin as a percentage of total revenues.

    CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

    Revenues

    Total revenues reached Ps.489.4 million during May and June of 2003. Average price per unit case was Ps.28.63 (U.S.$2.74) during this period.

    Income from Operations

    Gross profit totaled Ps.235.3 million during May and June of 2003, reaching a 48.1% gross margin as a percentage of total revenues during the same period. We realized some savings from procurement, which offset the cost increase of U.S. dollar-denominated packaging costs during these two months. Operating income totaled Ps.39.3 million during May and June, reaching an operating income margin of 8.0% as a percentage of total revenues.

    COLOMBIAN OPERATING RESULTS

    Revenues

    Total revenues reached Ps.515.0 million during May and June of 2003, an average price per unit case of Ps.18.80 (U.S.$1.80).

    Income from Operations

    Gross profit totaled Ps.234.8 million during May and June of 2003, reaching a 45.6% gross margin as a percentage of total revenues during the same period. During the period the Company experienced higher packaging costs and the impact of the devaluation of the U.S. dollar versus the Colombian peso applied to the U.S. dollar denominated expenses. Operating income was Ps.52.2 million, reaching a 10.1% margin as a percentage of total revenues during May and June of 2003.

    VENEZUELAN OPERATING RESULTS

    Revenues

    Total revenues reached Ps.488.8 million during May and June of 2003 and average price per unit case in Venezuela reached Ps.19.88 (U.S.$1.90). A significant devaluation of the Venezuelan bolivar against the U.S. dollar and a change of packaging mix were partially offset by strong price increases.

    Income from Operations

    Gross profit totaled Ps.211.0 million during May and June of 2003, reaching a 43.2% gross margin as a percentage of total revenues during the same period. Better asset utilization and higher operating efficiencies should help us increase the profitability of this territory in the following quarters. Operating income was Ps.28.0 million reaching an operating income margin of 5.7% during May and June of 2003, after recording losses during the last months.

    BRAZILIAN OPERATING RESULTS

    Revenues

    Total revenues reached Ps.570.1 million during May and June of 2003 and the average price per unit case was Ps.14.50 (U.S.$1.39). Declining volume trend was reversed since May, as well as declining net revenues trend due to a more balanced price architecture and improved execution in the market.

    Income from Operations

    Gross profit during May and June of 2003 totaled Ps.183.0 million, reaching a 32.1% margin as percentage of total revenues. The Company experienced higher sweetener and packaging costs during this period. The Brazilian operations reported a slight operating loss for May and June of 2003, totaling Ps.(7.0) million. However, as a result of the implementation of new commercialization and point of sale development strategies, we regained our path to profitability in our Brazilian territories during the month of June of 2003, achieving positive operating income for the first time during the last ten months.

    ARGENTINE OPERATING RESULTS

    Financial information and sales volume figures in our Argentine operations are fully comparable with previous periods.

    Revenues

    Total revenues reached Ps.417.3 million, a 20.9% increase as compared to second-quarter 2002 and the average price per unit case grew by 4.1% over the second quarter of 2002 to Ps.14.85 (U.S.$1.42).

    Income from Operations

    Gross profit as a percentage of total sales increased from 30.9% in the second quarter of 2002 to 34.6% in 2003. This improvement was mainly driven by (i) higher sales volume, (ii) an improvement in our operating efficiencies, and (iii) an appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated raw materials and expenses.
    In Argentina, operating expenses as a percentage total revenues decreased 340 basis points from 34.4% in the second quarter of 2002 to 31.0% in the second quarter of 2003, as a result of the appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated expenses. Operating income during the second quarter of 2003 in our Argentine territories reached Ps.15.0 million, operating margin rose from a negative (4.8)% during the second quarter of 2002 to 3.6% during the second quarter of 2003.

    2Q 2003 COMPARABLE VOLUME PERFORMANCE
    -------------------------------------

    We are providing sales volume for the three months of the second quarter of 2003 in all of our territories. Volume growth figures are comparable with previous periods.


Territory                           2Q2002               2Q2003
                                     (MUC)                (MUC)            % Change
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
Mexico                              266.4                273.1                  2.5%
------------------------------------------------------------------------------------
Central America                      24.8                 26.3                  6.0%
------------------------------------------------------------------------------------
Colombia                             42.3                 40.7                 -3.8%
------------------------------------------------------------------------------------
Venezuela                            39.5                 37.7                 -4.6%
------------------------------------------------------------------------------------
Brazil                               71.5                 56.8                -20.6%
------------------------------------------------------------------------------------
Argentina                            23.3                 27.1                 15.5%
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
Total                               467.8                461.7                 -1.3%
------------------------------------------------------------------------------------


    MEXICO

    Sales volume information for 2002 and 2003 is the combination of sales volume from our new territories acquired in Mexico (Golfo and Bajio) and our original territories (Valley of Mexico and Southeast of Mexico).
    Second-quarter 2003 sales volume reached 273.1 MUC, a 2.5% increase over the same period of 2002. Excluding volumes generated from promotional activity with powder products(2) last year, volume increase was 4%, this increase was mainly driven by 8.3% volume growth in the Valley of Mexico.
    The 4.0% sales volume growth during the second quarter of 2003, excluding volume generated from promotional activity with powder products last year in the Mexican territories was mainly the result of
(i) the solid performance of our flavored brands including Fanta Multi-Flavors and Lift Manzana Verde, (ii) the incremental sales volume reached by Ciel still and mineral water, representing more than 30% of the incremental volume during the quarter and, (iii) volume growth from brand Coca-Cola.

    CENTRAL AMERICA (Guatemala, Nicaragua, Costa Rica and Panama)

    In the second quarter of 2003, total sales volume in our Central America territories increased by 6.0% to 26.3 MUC as compared to the same period of 2002, as a result of sales volume increases in Nicaragua, Costa Rica and Panama, which more than offset a slight volume decline in Guatemala.

----------------------------

    (2) We distributed our Kin light powdered beverage brand on a complimentary basis during last year in order to better examine this category's potential and evaluate consumption patterns and price strategies. The total amount of Kin light sold during the second quarter of 2002 was 3.8 MUC.

    COLOMBIA

    During the second quarter of 2003, total sales volume in our Colombian territory decreased by 3.8% as compared to the same period of 2002 driven by the economic situation of the country that has depressed per capita income and forced consumers to adjust their consumption habits.

    VENEZUELA

    In Venezuela, volume declined 4.6% during the second quarter of 2003, as a consequence of strong price increases implemented during the first quarter of 2003 and a weak economic environment.

    BRAZIL

    During the second quarter of 2003, sales volume in our Brazilian territories decreased by 20.6% as compared to the same period of 2002, reflecting the impact of strong price increases implemented during the first quarter of 2003, and the reduction of indirect channels aimed at retaking control of selling and distribution capabilities of our business. These initiatives are expected to allow us to control the pricing architecture of our products and packaging presentations in order to increase the profitability of our Brazilian territories.

    ARGENTINA

    In the second quarter of 2003, total sales volume in our Buenos Aires territory increased by 16.2% as compared to the same period of 2002. We continue capitalizing the results of our returnable packaging presentation strategy for our core brands implemented during 2002. Our core brands, in terms of sales volume, grew by almost 30% and Coca-Cola light combined with the recent introduction of Fanta light drove the premium category generating slightly more than 5% of the incremental volume during the quarter. During this period our value protection brands decreased, representing 11.7% of our total sales volume as compared to 19.9% during second quarter of 2002.

    SUMMARY OF SIX MONTHS RESULTS

    For the six months ended June 30, 2002, consolidated sales volume reached 888.6 MUC. The volume decline of our operations in Brazil, Colombia and Venezuela, was partially offset by volume growth in our Mexican, Central America and Buenos Aires territories during the first half of 2003.
    During the first six months of 2003, total revenues reached Ps.12,938.5 million, resulting in a consolidated average unit price per case of Ps.24.87 (U.S.$2.38). Gross margin as a percentage of total revenues was 50.5% in the first half of 2003. Consolidated operating income was Ps.2,736.8 million, 21.2% as percentage of total revenues during the first six months in 2003.
    Consolidated net income totaled Ps.831.2 during the first six months of 2003. Net income per share reached Ps.0.533 (U.S.$ 0.511 per ADR) computed under the basis of 1,559.0 million compounded average shares outstanding.

    RECENT DEVELOPMENTS

    -- As a result of the Panamco acquisition, in accordance with Mexican GAAP, we recognized as intangible assets with indefinite lives, the difference between the price paid and the book value (fair value) of the net assets acquired. The identified intangibles in Panamco were Ps.31,533 million (equivalent to U.S.$3,020.1 million), which are mainly the bottling contracts with The Coca-Cola Company. The value of these intangible assets already considered restructuring charges that we expected to take as we streamline our operations within the next year. We will annually review the carrying value of these long-lived assets for recoverability. We also review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including, without limitation, volume, prices, costs, inflation, exchange rates and interest rates. Although no assurances can be given, we do not expect to take write-offs with respect to these assets during 2003.

    -- On July 16, 2003 the Company raised Ps.5,750 million, equivalent to approximately U.S.$550 million, through three bond offerings of "Certificados Bursatiles" (Mexican peso denominated-bonds) in the Mexican debt capital markets, in what is considered the largest and one of the most successful debt offerings completed in Mexican history. Fitch and S&P rated the bond offerings with local currency credit ratings of AAA/AA+, respectively. The following table provides the characteristics of each one of the issues:



Main Terms          2yrs TIIE Based Note   5 yrs CETES Based Note   6 yrs Fixed Rate Notes
------------------------------------------------------------------------------------------
Amount                       Ps.2,750 MM              Ps.2,500 MM             Ps.500 MM
------------------------------------------------------------------------------------------
Tenor/Amortization         2 year bullet            5 year bullet         6 year bullet
------------------------------------------------------------------------------------------
Rate              28 day TIIE + [55 bps]    91day CETE + [115] bps                9.90%
------------------------------------------------------------------------------------------


    The proceeds from the offerings will be used to refinance approximately 65% of the bridge loans put in place for the acquisition of Panamco.

    -- During May and June of 2003, we closed four of the fifty two plants that we had on May 6, 2003. We closed one plant in the Bajio region in Mexico, one in Panama and two in South America. We expect to realize permanent cost savings and operating efficiencies as a result of the consolidation of these facilities.

    -- As part of the integration plan in our Mexican territories, we closed during May and June of 2003, 15 of the 97 distribution centers that Panamco had in our new Mexican territories. We expect to realize permanent cost savings and operating efficiencies as a result of the consolidation of these distribution facilities.

    CONFERENCE CALL INFORMATION

    Our Second-Quarter 2003 Conference Call will be held on: Monday, July 28, 2003, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.:
888-339-2688 and International: 617-847-3007.
    If you are unable to participate live, an instant replay of the conference call will be available through August 28, 2003. To listen to the replay please dial: Domestic U.S.: 888-286-8010; International:
617-801-6888, Passcode: 80167389.


    Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater Sao Paulo, Campinas, Santos and part of Mato Grosso do
Sul) and Argentina (Gran Buenos Aires), along with bottled water, beer and other beverages in some of these territories.
    The Company has 48 bottling facilities in Latin America and serves more than 1,400,000 retailers Latin America. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

    Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). All figures are expressed in constant Mexican pesos with purchasing power at June 31, 2003. For comparison purposes, 2002 and 2003 figures from the Company's operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the second quarter of 2003, which ended on June 30, 2003, are made against the figures for the comparable period in 2002, unless otherwise noted.
    This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.
    References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

                     (8 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of June  30, 2003 and December 31, 2002
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of June  30, 2003
------------------------------------------------------------------------


ASSETS                                        2003             2002
------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents           Ps.       3,699  Ps.       6,259
------------------------------------------------------------------------
   Accounts receivable:
    Trade                                          889              565
    Notes                                           59               12
    Prepaid taxes                                  867              245
    Other                                          797              208
                                           ------------     ------------
------------------------------------------------------------------------
                                                 2,612            1,030
------------------------------------------------------------------------
   Inventories                                   2,436              775
   Prepaid expenses                                329               74
------------------------------------------------------------------------
Total current assets                             9,076            8,138
------------------------------------------------------------------------
Property, plant and equipment
   Land                                          2,250              796
   Buildings, machinery and equipment           22,041            9,088
   Accumulated depreciation                     (9,379)          (3,329)
   Construction in progress                      1,019              371
   Bottles and cases                             1,091              294
------------------------------------------------------------------------
Total property, plant and equipment             17,022            7,220
------------------------------------------------------------------------
Investment in shares                             1,481              127

Deferred charges, net                            1,189              860

Intangibles                                     31,585              262
------------------------------------------------------------------------
TOTAL ASSETS                           Ps.      60,353  Ps.      16,607
========================================================================



 -------------------------------------------------------------------------------


 LIABILITIES & STOCKHOLDERS' EQUITY             2003               2002
 -------------------------------------------------------------------------------
 Current Liabilities
    Short-term bank loans and notes    Ps.       3,534  Ps.           0
    Interest payable                             176.7               82
    Suppliers                                    3,184            1,634
    Accounts payable and others                  2,173              670
    Taxes payable                                  871              229
 -----------------------------------------------------------------------
 Total Current Liabilities                       9,939            2,615
 -----------------------------------------------------------------------
 Long-term bank loans                           26,078            3,209
 Pension plan and seniority premium                520              188
 Other liabilities                               3,744            1,202
 -----------------------------------------------------------------------
 Total Liabilities                              40,281            7,214
 -----------------------------------------------------------------------
 Stockholders' Equity
 Minority interest                                 152                0
 Majority interest
    Capital stock                                2,587            2,399
    Additional paid in capital                  11,151            1,688
    Retained earnings of prior years             9,205            6,662
    Net income for the period                      825            2,542
    Cumulative results of holding
     non-monetary assets                        (3,848)          (3,898)
 -------------------------------------------------------------------------------
 Total majority interest                        19,920            9,393
 -------------------------------------------------------------------------------
 Total stockholders' equity                     20,072            9,393
 -------------------------------------------------------------------------------
 TOTAL LIABILITIES & EQUITY               Ps.   60,353     Ps.   16,607
 ===============================================================================

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended June 30, 2003 and 2002(1)
Expressed in million of mexican pesos(2) with purchasing power as of June 30, 2003

                                --------------------------------------- ---------------- --------------- ---------------
                                             Consolidated                   Mexican         Central        Colombian
                                                                           Operations       American        Operations
                                                                                            Operations
                                --------------------------------------- ---------------- --------------- ---------------
                                        *%Total        *%Total  % VAR            %Total         %Total          %Total
                                   2003  Sales    2002  Sales              2003  Revenues 2003  Revenues  2003  Revenues
------------------------------- --------------------------------------- -------------------------------- ---------------
Sales volume (millions unit
 cases)                           365.7          157.0           132.9    230.7           16.8            27.4
Average unit price per case       23.85          30.29           (21.3)   27.16          28.63           18.80
------------------------------- --------------------------------------- ---------------- --------------- ---------------
Net revenues                    8,719.6        4,755.3            83.4  6,265.3          480.7           515.0
Other operating revenues           59.3           25.0           137.2     33.0            8.8            (0.0)
------------------------------- --------------------------------------- ---------------- --------------- ---------------
Total revenues                  8,778.9  100.0 4,780.3  100.0     83.6  6,298.3   100.0  489.4    100.0  515.0    100.0
Cost of sales                   4,408.3   50.6 2,175.3   45.7    102.7  2,936.3    46.6  254.1     51.9  280.2     54.4
------------------------------- --------------------------------------- ---------------- --------------- ---------------
Gross profit                    4,370.6   50.1 2,605.0   54.8     67.8  3,362.0    53.4  235.3     48.1  234.8     45.6
------------------------------- --------------------------------------- ---------------- --------------- ---------------
                 Administrative
                  expenses        542.9    6.2   358.5    7.5     51.4    360.7     5.7   30.8      6.3   47.5      9.2
                 Selling
                  expenses      2,091.2   23.8 1,006.3   21.1    107.8  1,392.2    22.1  165.3     33.8  135.1     26.2
------------------------------- --------------------------------------- ---------------- --------------- ---------------
Operating expenses              2,634.1   30.0 1,364.8   28.6     93.0  1,752.9    27.8  196.1     40.1  182.6     35.5
------------------------------- --------------------------------------- ---------------- --------------- ---------------
Goodwill amortization              (5.7)  (0.1)   14.0    0.3   (140.7)    (2.0)   (0.0)     -        -      -        -
------------------------------- --------------------------------------- ---------------- --------------- ---------------
Operating income                1,742.2   19.8 1,226.2   25.7     42.1  1,611.0    25.6   39.3      8.0   52.2     10.1
------------------------------- --------------------------------------- ---------------- --------------- ---------------
                 Interest
                  expense         371.8           86.0           332.4
                 Interest
                  income           57.3           56.5             1.4
                 Interest
                  expense, net    314.6    3.6    29.4    0.6    970.0
                 Foreign
                  exchange loss
                  (gain)          918.2   10.5   (79.9)  (1.7)(1,249.2)
                 Loss (gain) on
                  monetary
                  position        (13.9)  (0.2) (269.1)  (5.6)   (94.8)
------------------------------- ---------------------------------------
Integral cost of financing      1,218.9   13.9  (319.6)  (6.7)  (481.4)
Other (income) expenses, net       44.3    0.5    58.0    1.2    (23.5)
------------------------------- ---------------------------------------
Income before taxes               479.0    5.5 1,487.8   31.1    (67.8)
Taxes                             118.2    1.3   658.7   13.8    (82.1)
------------------------------- ---------------------------------------
Consolidated net income           360.8    4.1   829.1   17.3    (56.5)
------------------------------- ---------------------------------------
Majority net income               360.8    4.1   829.1   17.3    (56.5)
------------------------------- --------------------------------------- ---------------- --------------- ---------------
Non-cash items (3)                438.8    5.0   286.1    6.0     53.4    251.8     4.0   43.2      8.8   52.7     10.2
------------------------------- --------------------------------------- ---------------- --------------- ---------------

(1) Includes information for the three months of our original territories and two months of our new territories acquired from Panamco.
(2)  Except volume and average price per unit case figures.
(3) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended June 30, 2003 and 2002(1)
Expressed in million of mexican pesos(2) with purchasing power as of June 30, 2003

                                      ----------------- ------------------ ---------------------------------------------
                                         Venezuelan         Brazilian                  Argentine Operations
                                          Operations        Operations
                                      ----------------- ------------------ ---------------------------------------------
                                                %Total           %Total              *%Total            %Total   % VAR
                                          2003  Revenues   2003  Revenues      2003  Revenues     2002  Revenues
------------------------------------  ------------------------------------ ---------------------------------------------
Sales volume (millions unit cases)        24.6             39.1                27.1               23.3             16.2
Average unit price per case              19.88            14.50               14.85              14.28              4.1
------------------------------------  ----------------- ------------------ ---------------------------------------------
Net revenues                             488.8            567.6               402.3              332.7             20.9
Other operating revenues                  (0.0)             2.5                15.0               12.5             20.0
------------------------------------  ----------------- ------------------ ---------------------------------------------
Total revenues                           488.8   100.0    570.1     100.0     417.3     100.0    345.2    100.0    20.9
Cost of sales                            277.9    56.8    387.0      67.9     272.8      65.4    238.4     69.1    14.4
------------------------------------  ----------------- ------------------ ---------------------------------------------
Gross profit                             211.0    43.2    183.0      32.1     144.5      34.6    106.8     30.9    35.3
------------------------------------  ----------------- ------------------ ---------------------------------------------
   Administrative expenses                34.1     7.0     43.6       7.7      26.3       6.3     26.4      7.6    (0.4)
   Selling expenses                      148.9    30.5    146.4      25.7     103.2      24.7     92.3     26.7    11.8
------------------------------------  ----------------- ------------------ ---------------------------------------------
Operating expenses                       183.0    37.4    190.1      33.3     129.5      31.0    118.7     34.4     9.1
------------------------------------  ----------------- ------------------ ---------------------------------------------
Goodwill amortization                        -       -        -         -         -         -      4.6      1.3  (100.0)
------------------------------------  ----------------- ------------------ ---------------------------------------------
Operating income                          28.0     5.7     (7.0)     (1.2)     15.0       3.6    (16.5)    (4.8) (190.5)
------------------------------------  ----------------- ------------------ ---------------------------------------------
Non-cash items (3)                        40.0     8.2     13.2       2.3      41.6      10.0     59.4     17.2   (30.0)
------------------------------------  ----------------- ------------------ ---------------------------------------------

(1) Includes information for the three months of our original territories and two months of our new territories acquired from Panamco.
(2)  Except volume and average price per unit case figures.
(3) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the six months ended June  30, 2003 and 2002(1)
Expressed in million of mexican pesos(2) with purchasing power as of June 30, 2003

                                     ------------------ ---------------- -----------------------------------------------
                                        Venezuelan         Brazilian                  Argentine Operations
                                         Operations        Operations
                                     ------------------ ---------------- -----------------------------------------------
                                                %Total          %Total             %Total              %Total    % VAR
                                          2003  Revenues  2003  Revenues     2003  Revenues     2002   Revenues
------------------------------------ ----------------------------------- -----------------------------------------------
Sales Volume(millions unit cases)         24.6            39.1               58.7               52.6               11.5
Average unit price per case              19.88           14.50              14.67              14.65                0.0
------------------------------------ ----------         -------          ---------         ----------           --------
Net revenues                             488.8           567.6              861.1              770.5               11.8
Other operating revenues                  (0.0)            2.5               48.1               32.9               46.2
------------------------------------ ------------------ ---------------- -----------------------------------------------
Total revenues                           488.8   100.0   570.1    100.0     909.2    100.0     803.4      100.0    13.2
Cost of sales                            277.9    56.8   387.0     67.9     593.5     65.3     527.5       65.7    12.5
------------------------------------ ------------------ ---------------- -----------------------------------------------
Gross profit                             211.0    43.2   183.0     32.1     315.7     34.7     275.9       34.3    14.4
------------------------------------ ------------------ ---------------- -----------------------------------------------
    Administrative expenses               34.1     7.0    43.6      7.7      54.1      6.0      55.4        6.9    (2.3)
    Selling expenses                     148.9    30.5   146.4     25.7     208.1     22.9     203.8       25.4     2.1
------------------------------------ ------------------ ---------------- -----------------------------------------------
Operating expenses                       183.0    37.4   190.1     33.3     262.2     28.8     259.2       32.3     1.2
------------------------------------ ------------------ ---------------- -----------------------------------------------
Goodwill amortization                        -       -       -        -         -        -       9.1        1.1  (100.0)
Fixed asset adjustment                       -       -       -        -         -        -         -          -       -
------------------------------------ ------------------ ---------------- -----------------------------------------------
Operating income                          28.0     5.7    (7.0)    (1.2)     53.5      5.9       7.6        0.9   603.9
------------------------------------ ------------------ ---------------- -----------------------------------------------
Non-cash items (3)                        40.0     8.2    13.2      2.3      84.4      9.3     112.2       14.0   (24.8)
------------------------------------ ------------------ ---------------- -----------------------------------------------

(1) Includes information for the six months of our original territories and two months of our new territories acquired from Panamco
(2)  Except volume and average price per unit case figures.
(3) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the six months ended June  30, 2003 and 2002(1)
Expressed in million of mexican pesos(2) with purchasing power as of June 30, 2003

                                 -------------------------------------- ---------------- --------------- ---------------
                                              Consolidated                  Mexican         Central        Colombian
                                                                           Operations       American        Operations
                                                                                            Operations
                                 -------------------------------------- ---------------- --------------- ---------------
                                          *%Total        *%Total % VAR           %Total         %Total          %Total
                                     2003  Sales    2002  Sales            2003  Revenues 2003  Revenues  2003  Revenues
-------------------------------- -------------------------------------- -------------------------------- ---------------
Sales Volume(millions unit cases)   515.9          297.6          73.3    349.3           16.8            27.4
Average unit price per case         24.87          29.71         (16.3)   28.39          28.63           18.80
-------------------------------- -------------------------------------- --------         ------          ------
Net revenues                     12,829.5        8,842.3          45.1  9,916.4          480.7           515.0
Other operating revenues            109.0           65.3          66.9     49.6            8.8            (0.0)
-------------------------------- -------------------------------------- ---------------- --------------- ---------------
Total revenues                   12,938.5  100.0 8,907.6  100.0   45.3  9,966.0   100.0  489.4    100.0  515.0    100.0
Cost of sales                     6,410.9   50.0 4,104.4   46.4   56.2  4,618.3    46.3  254.1     51.9  280.2     54.4
-------------------------------- -------------------------------------- ---------------- --------------- ---------------
Gross profit                      6,527.6   50.9 4,803.2   54.3   35.9  5,347.7    53.7  235.3     48.1  234.8     45.6
-------------------------------- -------------------------------------- ---------------- --------------- ---------------
                  Administrative
                   expenses         865.9    6.7   689.9    7.7   25.5    655.9     6.6   30.8      6.3   47.5      9.2
                  Selling
                   expenses       2,924.9   22.6 1,912.2   21.5   53.0  2,120.8    21.3  165.3     33.8  135.1     26.2
-------------------------------- -------------------------------------- ---------------- --------------- ---------------
Operating expenses                3,790.8   29.3 2,602.1   29.2   45.7  2,776.7    27.9  196.1     40.1  182.6     35.5
-------------------------------- -------------------------------------- ---------------- --------------- ---------------
Goodwill amortization                   -      -    29.3    0.3 (100.0)       -       -      -        -      -        -
Fixed asset adjustment                  -      -       -      -      -        -       -      -        -      -        -
-------------------------------- -------------------------------------- ---------------- --------------- ---------------
Operating income                  2,736.8   21.2 2,171.8   24.4   26.0  2,571.0    25.8   39.3      8.0   52.2     10.1
-------------------------------- -------------------------------------- ---------------- --------------- ---------------
                  Interest
                   expense          466.6          160.2         191.3
                  Interest
                   income           121.7          121.6           0.1
                  Interest
                   expense, net     344.8    2.7    38.5    0.4  795.7
                  Foreign
                   exchange loss
                   (gain)           936.7    7.2  (215.5)  (2.4)(534.7)
                  Loss (gain) on
                   monetary
                   position           2.8    0.0  (455.2)  (5.1)(100.6)
-------------------------------- --------------------------------------
Integral cost of financing        1,284.3    9.9  (632.2)  (7.1)(303.1)
Other (income) expenses, net         99.5    0.8    64.3    0.7   54.7
-------------------------------- --------------------------------------
Income before taxes               1,353.0   10.5 2,739.7   30.8  (50.6)
Taxes                               521.8    4.0 1,118.8   12.6  (53.4)
-------------------------------- --------------------------------------
Consolidated net income             831.2    6.4 1,620.9   18.2  (48.7)
-------------------------------- --------------------------------------
Majority net income                 831.2    6.4 1,620.9   18.2  (48.7)
-------------------------------- -------------------------------------- ---------------- --------------- ---------------
Non-cash items (3)                  650.5    5.0   538.8    6.0   20.7    417.0     4.2   43.2      8.8   52.7     10.2
-------------------------------- -------------------------------------- ---------------- --------------- ---------------

(1) Includes information for the six months of our original territories and two months of our new territories acquired from Panamco
(2)  Except volume and average price per unit case figures.
(3) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

                                                  SELECTED INFORMATION

For the three months ended June 30, 2003

Expressed in million Mexican pesos as of June 30, 2003

              --------------------                                                            --------------------------
                    2Q 2002                                                                            2Q 2002
----------------------------------                                                --------------------------------------
Capex                       289.4                                                 Capex                           431.0
Depreciation                160.1                                                 Depreciation                    236.9
Amortization &                                                                    Amortization
 Others                     126.0                                                  & Others                       201.9
----------------------------------                                                --------------------------------------


VOLUME (MUC)
Expressed in million unit cases

                ---------------------------------------------- -------------------------------------------
                                   2Q 2002                                       2Q 2003
                ---------------------------------------------- -------------------------------------------
                Colas  Flavors  Water    Beer   Others  Total  Colas Flavors Water  Beer  Others   Total
-------------------------------------------------------------- -------------------------------------------
Mexico (1)      157.9     43.7    59.6     0.0     5.2  266.4  159.0   49.4   63.1    0.0    1.6    273.1
Central America  17.2      5.9     1.1     0.0     0.6   24.8   18.4    6.4    0.6    0.0    0.9     26.3
Colombia         25.5      9.1     7.6     0.0     0.1   42.3   25.2    9.1    6.4    0.0    0.0     40.7
Venezuela        18.9     13.9     4.4     0.0     2.3   39.5   21.6   11.1    3.0    0.0    2.0     37.7
Brazil           34.6     19.7     3.5    13.4     0.3   71.5   30.3   13.6    2.2   10.4    0.3     56.8
Argentina        15.5      7.5     0.3     0.0     0.0   23.3   19.7    7.1    0.3    0.0    0.0     27.1
-------------------------------------------------------------- -------------------------------------------
Total           269.6     99.8    76.5    13.4     8.5  467.8  274.2   96.7   75.6   10.4    4.8    461.7
-------------------------------------------------------------- -------------------------------------------

(1)  Water volume in 2Q 2003, includes 3.2 MUC of Ciel 5.0 Lt presentation

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

              ----------------------------------------                     ---------------------------------------
                              2Q 2002                                                      2Q 2003
              ----------------------------------------                     ---------------------------------------
                   Ret     Non-Ret   Fountain    Jug                            Ret     Non-Ret   Fountain    Jug
------------------------------------------------------                     ---------------------------------------
Mexico             27.6      52.8       1.3      18.3                           27.5      54.0       1.2     17.3
Central
 America           53.5      42.8       3.7         -                           50.4      44.4       5.2        -
Colombia           56.3      32.5       2.9       8.3                           54.3      35.6       3.0      7.1
Venezuela          38.3      52.0       3.0       6.7                           36.0      57.4       2.6      4.0
Brazil             13.1      83.2       3.7         -                           13.0      82.9       4.1        -
Argentina           7.2      86.8       6.0         -                           24.4      71.2       4.4        -
------------------------------------------------------                     ---------------------------------------

                                                 SELECTED INFORMATION

For the six months ended June 30, 2003

Expressed in million Mexican pesos as of June 30, 2003

             ---------------------                                                         ------------------------
                    1H 2002                                                                        1H 2002
----------------------------------                                             ------------------------------------
Capex                       521.5                                              Capex                         779.8
Depreciation                305.3                                              Depreciation                  356.3
Amortization                                                                   Amortization &
 & Others                   233.5                                               Others                       294.2
----------------------------------                                             ------------------------------------


VOLUME (MUC)
Expressed in million unit cases

             ----------------------------------------------  ---------------------------------------------------
                                1H 2002                                            1H 2003
             ----------------------------------------------  ---------------------------------------------------
             Colas Flavors  Water   Beer  Others   Total      Colas  Flavors Water   Beer Others      Total
-----------------------------------------------------------  ---------------------------------------------------
Mexico (1)   293.6    80.9   104.5    0.0    6.4     485.4     292.4   92.7   113.3   0.0    3.0          501.4
Central
 America      33.5    11.5     2.2    0.0    1.0      48.2      34.9   12.7     1.2   0.0    1.8           50.6
Colombia      52.2    19.3    16.4    0.0    0.4      88.3      52.2   18.7    13.8   0.0    0.0           84.7
Venezuela     38.5    28.3     8.9    0.0    4.7      80.4      38.1   19.1     5.3   0.0    3.4           65.9
Brazil        71.2    42.6     8.2   27.6    0.6     150.2      67.5   32.1     5.2  22.1    0.8          127.7
Argentina     34.1    18.0     0.5    0.0    0.2      52.8      41.7   16.0     0.6   0.0    0.0           58.3
-----------------------------------------------------------  ---------------------------------------------------
Total        523.1   200.6   140.7   27.6   13.3     905.3     526.8  191.3   139.4  22.1    9.0          888.6
-----------------------------------------------------------  ---------------------------------------------------

(1)  Water volume in 1H 2003, includes 6.2 MUC of Ciel 5.0 Lt presentation

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

             ----------------------------------------                         ------------------------------------------
                             1H 2002                                                           1H 2003
             ----------------------------------------                         ------------------------------------------
                Ret     Non-Ret   Fountain    Jug                                Ret     Non-Ret   Fountain     Jug
-----------------------------------------------------                         ------------------------------------------
Mexico            28.4      52.5       1.3      17.8                               27.3      54.4       1.3        17.0
Central
 America          53.1      43.1       3.8         -                               50.4      44.1       5.5           -
Colombia          56.1      32.6       2.9       8.4                               53.4      36.5       2.7         7.4
Venezuela         40.5      49.9       3.1       6.5                               34.8      59.0       2.6         3.6
Brazil            12.9      83.7       3.4         -                               11.8      84.6       3.6           -
Argentina          4.7      90.2       5.1         -                               23.7      72.2       4.1           -
-----------------------------------------------------                         ------------------------------------------

                                    June 2003
                            Macroeconomic Information

                                     -----------------------------   ------------------------
                                               Inflation             Foreing Exchange Rate(1)
                                          LTM      YTD       2Q           (Per US Dollar)
                                     -----------------------------   ------------------------

----------------------------------   -----------------------------   ------------------------
              Mexico                      4.27%    1.25%    -0.07%                   10.4410
             Colombia                     7.22%    5.01%     1.59%                2,817.3200
            Venezuela                    37.67%   18.35%     8.20%                1,853.0000
              Brazil                     19.05%    7.25%     1.77%                    2.8720
            Argentina                     9.76%    1.80%    -0.30%                    2.8000
----------------------------------   -----------------------------   ------------------------

(1)  Figures as of June 30, 2003



    CONTACT: Fomento Economico Mexicano, S.A. de C.V.
             Juan Fonseca / (52) 81 83 28 62 45
             juan.fonseca@femsa.com.mx
             or
             Alan Alanis / (52) 81 83 28 62 11
             alan.alanis@femsa.com.mx

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                                     By: /s/ Federico Reyes
                                     ----------------------------
                                     Federico Reyes
                                     Chief Financial Officer


Date:  July 28, 2003